UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 5, 2022

Benessere Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39836	85-3223033
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

78 SW 7th Street, Unit 800

Miami, FL 33130

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (561) 467-5200

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, one Right and three-fourths of one Redeemable Warrant	BENEU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	BENE	The NASDAQ Stock Market LLC
Rights, exchangeable into one-tenth of one share of Class A common Stock	BENER	The NASDAQ Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share Class A Common Stock for $11.50 per share	BENEW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

In connection with the proposed business combination among Benessere Capital Acquisition Corp. (“Benessere”), eCombustible Energy LLC (“eCombustible” or the “Company”), BCAC Holdings, Inc. (“BCAC Holdings”), and its wholly owned subsidiaries, which we refer to as the “Business Combination,” BCAC Holdings has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-262669) (the “Registration Statement”). This Registration Statement includes a document that serves as a preliminary prospectus of BCAC Holdings and a preliminary proxy statement of Benessere, and is referred to as a proxy statement/prospectus. The Registration Statement has not yet become effective. Following the Registration Statement having been declared effective by the SEC, a final prospectus/definitive proxy statement and other relevant documents will be mailed to Benessere’s stockholders as of a record date to be established for voting on the proposed Business Combination. This Current Report on Form 8-K is not a substitute for the Registration Statement, the final prospectus/definitive proxy statement or any other document that BCAC Holdings has or will file with the SEC, or that Benessere has or will file with the SEC or send to its stockholders, in connection with the proposed Business Combination. Before making any voting or investment decision, investors and security holders of Benessere, eCombustible and BCAC Holdings are advised to read the Registration Statement, all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination, because these documents will contain important information about the proposed Business Combination and the parties to the proposed Business Combination. Investors, security holders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BCAC Holdings or Benessere, free of charge, through the website maintained by the SEC at www.sec.gov or by directing a request to: Patrick Orlando, Benessere Capital Acquisition Corp., 78 SW 7th Street, Unit 800, Miami, Florida 33130.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws, including (without limitation) statements regarding the anticipated timing of the Business Combination (as defined below) and the potential benefits and attributes of eCombustible’s solution and technology. These forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including, but not limited to, the following factors: the risk that the proposed Business Combination may not be completed in a timely manner, or at all; the risk that the proposed Business Combination disrupts current plans and operations of eCombustible; changes in the energy markets in which eCombustible competes, including with respect to its competitive landscape, technology evolution or regulatory changes, or changes in domestic and global general economic conditions; the risk that eCombustible is not able to recognize revenue for its solutions or secure additional contracts that generate revenue; the risk of contract cancellation, amendment or decisions not to implement additional phases of the projects; risks related to changes in fuel prices; the risk that eCombustible may not be able to execute its business strategy; risks related to the ongoing COVID-19 pandemic and response; costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination; risks related to competition in the markets in which eCombustible competes and intends to compete; risks related to the early stage of eCombustible’s business and its technology; eCombustible’s ability to obtain capital necessary in order to perform its services; costs associated with providing eCombustible fuel; risks related to market acceptance of eCombustible’s solution; the ability of eCombustible’s technology to perform as intended; and those factors that are or will be contained in the Registration Statement relating to the proposed Business Combination.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are or will be described in Benessere’s Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q, the “Risk Factors” section of the Registration Statement and other documents to be filed by BCAC Holdings and/or Benessere from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements. eCombustinble disclaims any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Participants in the Solicitation

Benessere, eCombustible, BCAC Holdings, and certain of their respective directors and officer, under SEC rules, may be deemed to be participants in the eventual solicitation of proxies of Benessere’s stockholders in connection with the proposed Business Combination. Information concerning the interests of Benessere’s, eCombustible’s and BCAC Holdings’ participants in the solicitation, which may, in some cases, be different than the interests of Benessere’s, eCombustible’s and BCAC Holdings’ stockholders and equity holders generally, is set forth in the proxy statement/prospectus contained in the Registration Statement relating to the Business Combination.

Prospective investors and security holders may obtain more detailed information regarding the names and interests in the proposed Business Combination of such individuals in BCAC Holdings’ filings with the SEC, including the Registration Statement, and Benessere’s filings with the SEC, including its Form 10-K filed with the SEC on April 12, 2022. To the extent that holdings of Benessere’s securities have changed since the amounts in Benessere’s Annual Report on Form 10-K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Such information will also be contained in the final prospectus/definitive proxy statement when available. You may obtain free copies of these documents from the sources indicated in the first paragraph above.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of eCombustible, Benessere, BCAC Holdings or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

Item 1.01	Entry into a Material Definitive Agreement

First Amendment to Agreement and Plan of Merger

As previously disclosed by Benessere Capital Acquisition Corp., a Delaware corporation (“Benessere”), in its Current Report on Form 8-K that was filed with the Securities and Exchange Commission on November 30, 2021, Benessere entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among (i) Benessere, (ii) BCAC Holdings Inc., a Delaware corporation (“BCAC Holdings”), (iii) BCAC Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of BCAC Holdings (“Purchaser Merger Sub”), (iv) BCAC Company Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of BCAC Holdings (“Company Merger Sub”), (v) BCAC Purchaser Rep LLC, a Delaware limited liability company (the “Purchaser Representative”), in the capacity as the representative for the equity holders of Pubco (other than certain holders of securities of eCombustible, defined below), (vi) Jorge Arevalo in the capacity as the representative for certain security holders of eCombustible (the “Seller Representative”) and (vii) eCombustible Energy LLC, a Delaware limited liability company (“eCombustible”). The Company Merger Sub and Purchaser Merger Sub are together and collectively known as the “Merger Subs”.

On June 5, 2022, Benessere, BCAC Holdings, eCombustible and the other parties to the Merger Agreement entered into the First Amendment to Agreement and Plan of Merger (the “Amendment”). The Amendment amends the Merger Agreement to, among other things, provide that the number of shares of BCAC Holdings Class A common stock to be issued to the equityholders of eCombustible as Merger Consideration (as such term is defined in the Merger Agreement) will be based on a per share price of $10.00 rather the price at which Benessere redeems it public stockholders upon the Redemption (as such term is defined in the Merger Agreement).

The Amendment also adds a minimum cash closing condition requiring that, upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), Benessere shall have cash and cash equivalents, including funds remaining in its trust account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE investment, or any other alternative financing arrangement mutual agreed upon by the parties, after giving effect to the payment of unpaid expenses and liabilities, at least equal to Twenty-Five Million U.S. Dollars ($25,000,000).

Further, the Amendment extends the date by which the closing of the transactions contemplated by the Merger Agreement must occur, from May 23, 2022 to October 7, 2022 (the “Outside Date”). If the Closing has not occurred on or prior to the Outside Date, the Merger Agreement may be terminated by written notice by either Benessere or eCombustible.

A copy of the Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference thereto.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	First Amendment to Agreement and Plan of Merger, dated June 5, 2022, among BCAC Holdings, the Merger Subs, the Purchaser Representative, the Seller Representative and eCombustible.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Benessere Capital Acquisition Corp.

Dated: June 9, 2022	By:	/s/ Patrick Orlando
	Name:	Patrick Orlando
	Title:	Chief Executive Officer

Exhibit 2.1

Execution Version

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

This First Amendment to Agreement and Plan of Merger (this “First Amendment”) is made and entered into as of June 5, 2022, by and among (i) Benessere Capital Acquisition Corp., a Delaware corporation (together with its successors, the “Purchaser”), (ii) BCAC Holdings Inc., a Delaware corporation and a wholly-owned subsidiary of the Purchaser (“Pubco”), (iii) BCAC Purchaser Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pubco (“Purchaser Merger Sub”), (iv) BCAC Company Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of Pubco (“Company Merger Sub”), (v) BCAC Purchaser Rep LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time for the equity holders of Pubco (other than the Company Security Holders and their successors and assignees) in accordance with the terms and conditions of the Original Agreement (as defined below) (the “Purchaser Representative”), (vi) eCombustible Energy LLC, a Delaware limited liability company (the “Company”), and (vii) Jorge Arevalo, an individual, in the capacity as the representative from and after the Effective Time for the Company Security Holders in accordance with the terms and conditions of the Original Agreement (the “Seller Representative”). The Purchaser, Pubco, Purchaser Merger Sub, Company Merger Sub, the Purchaser Representative, the Company, and the Seller Representative are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Original Agreement.

RECITALS:

A. The Parties are parties to that certain Agreement and Plan of Merger made and entered into as of November 23, 2021 (the “Original Agreement”).

B. The Parties desire to amend the Original Agreement (as amended from time to time, including by this First Amendment, the “Merger Agreement”) on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, and the other provisions contained in this First Amendment, and intending to be legally bound hereby, the Parties hereto agree as follows:

1. Amendments to Merger Agreement.

(a) Section 1.8(a) of the Original Agreement is hereby deleted in its entirety and replaced with the following:

(a) Purchaser Units. At the Effective Time, every issued and outstanding Purchaser Unit shall be automatically detached and the holder thereof shall be deemed to hold one (1) share of Purchaser Class A Common Stock, three-fourths (3/4) of one (1) Purchaser Warrant and one (1) Purchaser Right in accordance with the terms of the applicable Purchaser Unit, which underlying Purchaser Securities shall be converted in accordance with the applicable terms of this Section 1.8 below.

(b) Section 1.8 of the Original Agreement is hereby amended by adding at the end thereof the following new subsection (g):

(g) Purchaser Rights. At the Effective Time, each issued and outstanding Purchaser Right shall be automatically converted into the number of shares of Pubco Common Stock that would have been received by the holder thereof if such Purchaser Right had been converted upon the consummation of a Business Combination in accordance with the Purchaser’s Organizational Documents, the IPO Prospectus and the Rights Agreement into shares of Purchaser Common Stock, but for such purposes treating it as if such Business Combination had occurred immediately prior to the Effective Time and the shares of Purchaser Common Stock issued upon conversion of the Purchaser Rights had then automatically been converted into shares of Pubco Common Stock in accordance with Section 1.8(b) above. At the Effective Time, as a result of the aforementioned automatic conversion, the Purchaser Rights shall automatically cease to be outstanding and shall cease to exist. The holders of certificates previously evidencing Purchaser Rights outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Purchaser Rights. Each certificate formerly representing Purchaser Rights shall thereafter represent only the right to receive shares of Pubco Common Stock as set forth herein.

(c) Section 3.6(b) of the Original Agreement is hereby deleted in its entirety and replaced with the following:

(b) As of the date of this Agreement, (A) the Purchaser Public Units, the Purchaser Class A Common Stock, the Purchaser Public Warrants and the Purchaser Public Rights are listed on Nasdaq, (B) the Purchaser has not received any written deficiency notice from Nasdaq relating to the continued listing requirements of such Purchaser Securities, (C) there are no Actions pending or, to the Knowledge of the Purchaser, threatened against the Purchaser by the Financial Industry Regulatory Authority with respect to any intention by such entity to suspend, prohibit or terminate the quoting of such Purchaser Securities on Nasdaq and (D) Purchaser and such Purchaser Securities are in compliance with all of the applicable corporate governance rules of Nasdaq.

(d) Section 5.20 of the Original Agreement is hereby amended by deleting the second sentence thereof in its entirety.

(e) Section 7.2 of the Original Agreement is hereby amended by adding the following as a new section 7.2(f):

(f)

Minimum Cash Condition. Upon the Closing, the Purchaser shall have cash and cash equivalents, including funds remaining in the Trust Account (after giving effect to the completion and payment of the Redemption) and the proceeds of any PIPE Investment, or any other alternative financing mutually agreed upon by the parties, after giving effect to the payment of unpaid Expenses and Liabilities, at least equal to Twenty-Five Million U.S. Dollars ($25,000,000).

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(f) Section 8.1(b) of the Original Agreement is hereby deleted in its entirety and replaced with the following:

(b) by written notice by either the Purchaser or the Company to the other if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by October 7, 2022 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under this Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

(g) Section 11.1 of the Original Agreement is hereby amended by inserting into the list of terms defined therein, in appropriate alphabetical order, the following:

“Per Share Price” means an amount equal to $10.00 (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like of Pubco Common Stock after the Closing).

“Rights Agreement” means that certain Rights Agreement dated January 4, 2021 between the Purchaser and Continental Stock Transfer & Trust Company, as rights agent thereunder.

(h) The definition of “Redemption Price” originally appearing in Section 11.1 of the Original Agreement is hereby deleted in its entirety.

(i) Any and all references to “Redemption Price” in the Original Agreement are hereby deleted in their entirety and replaced with “Per Share Price”:

2. Consent. Notwithstanding Section 5.3(b)(ii) and (iv) of the Merger Agreement, the Company and the Purchaser acknowledge and agree that during the Interim Period, the Purchaser may issue convertible securities that are convertible at a price of not less than $10 per share of Purchaser Common Stock to the Sponsor or its Affiliates in the aggregate amount of up to Five Million U.S. Dollars ($5,000,000), provided that such securities are issued solely for the purpose of funding (i) Extension Expenses, and (ii) Expenses that are related to the closing of the Business Combination with the Company, and the Company hereby consents to such issuances and the issuance of any Purchaser Securities underlying such convertible securities.

3. Miscellaneous. Except as expressly provided in this First Amendment, all of the terms and provisions in the Original Agreement are and shall remain unchanged and in full force and effect, on the terms and subject to the conditions set forth therein. This First Amendment does not constitute, directly or by implication, an amendment or waiver of any provision of the Original Agreement, or any other right, remedy, power or privilege of any party, except as expressly set forth herein. Any reference to the Merger Agreement in the Merger Agreement or any other agreement, document, instrument or certificate entered into or issued in connection therewith shall hereinafter mean the Original Agreement, as amended by this First Amendment (or as the Merger Agreement may be further amended or modified after the date hereof

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in accordance with the terms thereof). The Original Agreement, as amended by this First Amendment, together with the documents or instruments attached hereto or thereto or referenced herein or therein, constitutes the entire agreement between the parties with respect to the subject matter of the Merger Agreement, and supersedes all prior agreements and understandings, both oral and written, between the Parties with respect to its subject matter. If any provision of the Original Agreement is materially different from or inconsistent with any provision of this First Amendment, the provision of this First Amendment shall control, and the provision of the Original Agreement shall, to the extent of such difference or inconsistency, be disregarded. This First Amendment shall be interpreted, construed, governed and enforced in a manner consistent with the Original Agreement, and, without limiting the foregoing, Section 5.11, Section 9.1, and Sections 10.1 through 10.13 of the Original Agreement are hereby incorporated herein by reference as if fully set forth herein, and such provisions apply to this First Amendment as if all references to the “Agreement” contained therein were instead references to this First Amendment.

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IN WITNESS WHEREOF, each Party hereto has caused this First Amendment to be signed and delivered as of the date first written above.

The Purchaser:

BENESSERE CAPITAL ACQUISITION CORP.

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: President and Chief Executive Officer

Pubco:

BCAC HOLDINGS INC.

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: President

Purchaser Merger Sub:

BCAC PURCHASER MERGER SUB INC.

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: President

Company Merger Sub:

BCAC COMPANY MERGER SUB LLC
By BCAC Holdings Inc., its sole member

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: President

[Signature Page to First Amendment to Merger Agreement]

The Purchaser Representative:

BCAC PURCHASER REP LLC, solely in the capacity as the Purchaser Representative hereunder

By:	/s/ Patrick Orlando
Name: Patrick Orlando
Title: Member

The Company:

ECOMBUSTIBLE ENERGY LLC

By:	/s/ Jorge Arevalo
Name: Jorge Arevalo
Title: Chief Executive Officer

The Seller Representative:

/s/ Jorge Arevalo
Jorge Arevalo, solely in the capacity as the Seller Representative hereunder

[Signature Page to First Amendment to Merger Agreement]